TSX: EQX NYSE-A: EQX

Equinox Gold Delivers Record 236,470 Ounces in Q3 2025, Driving Strong Finish to the Year and
Continued Buoyant Growth Into 2026

October 7, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce production results for the three months ("Q3") and nine months ended September 30, 2025, along with an update on operations at its two Canadian cornerstone assets: the Valentine Gold Mine ("Valentine") in Newfoundland & Labrador and the Greenstone Gold Mine ("Greenstone") in Ontario.

Darren Hall, CEO of Equinox Gold, commented: "Equinox Gold delivered a solid third quarter, producing a record consolidated 236,470 ounces of gold, reflecting the strength of our expanded portfolio following the merger completed in June. Even after the divestment of our Nevada assets, we remain on track to deliver in the mid-range of our consolidated annual gold production guidance of 785,000 to 915,000 ounces.

"At Greenstone, operational performance improved meaningfully during the quarter. In Q3 mining rates exceeded 185,000 tonnes per day, a 10% increase over Q2 and a 21% increase over Q1. Importantly, mill grades improved 13% in Q3 to 1.05 grams per tonne ("g/t") gold, with September averaging above 1.3 g/t gold. While we anticipate Greenstone's full-year production to be at the lower end of guidance of 220,000 to 260,000 ounces, the progress being made in both mining and milling, together with increasing grades, supports our confidence in Greenstone delivering a strong Q4 and continuing that momentum into 2026.

"Valentine delivered first gold ahead of schedule on September 14, with commissioning progressing well since introducing ore into the circuit on August 27. Through September 30, the plant averaged 57% of nameplate capacity, with more than 23% of days exceeding nameplate. As Valentine continues to ramp-up operations, we anticipate producing 15,000 to 30,000 ounces of gold in Q4 and delivering consistent nameplate capacity of 2.5 million tonnes per year by Q2 2026.

"During Q3 we also strengthened our balance sheet, reducing debt by US$139 million.  Subsequent to quarter-end, we completed the divestment of Nevada assets for US$115 million. These actions demonstrate our disciplined approach to capital allocation, deleveraging, and focus on unlocking value across our portfolio.

"With Greenstone ramping up, Valentine now producing gold, and our balance sheet stronger, Equinox Gold is well positioned to deliver on 2025 expectations and create additional value for all stakeholders in 2026."

Highlights

  First gold poured at Valentine ahead of schedule on September 14, 2025, marking the launch of a second Canadian cornerstone asset (watch the gold pour video here)
  Consolidated year-to-date gold production of 634,428 ounces, excluding Los Filos, Castle Mountain and Valentine

- Q1: 182,089 ounces, including 44,449 ounces from Greenstone and 71,539 ounces from the Calibre assets

- Q2: 219,123 ounces, including 51,274 ounces from Greenstone and 72,823 ounces from the Calibre assets

- Q3: 233,216 ounces, including 56,029 ounces from Greenstone, 71,119 ounces from Nicaragua, 67,629 ounces from Brazil, 27,642 from Mesquite and 10,797 ounces from Pan

  Cash and equivalents of $359 million at September 30, 2025
  Valentine commissioning progressing well, with throughput averaging 57% of nameplate through September and more than 23% of days operating above nameplate of 6,850 tonnes per day
  Greenstone operational improvements yielding positive results:

- Ex-pit mining increased 10% in Q3 vs Q2, averaging 185,000 tonnes per day

- Process grades increased 13% in Q3 vs Q2, averaging 1.05 g/t with September above 1.3 g/t gold

  Castle Mountain Phase 2 federal record of decision targeted for December 2026, following acceptance of the project into the United States Federal Permitting Improvement Steering Council's FAST-41 program
  Portfolio optimization underway with sale of non-core Nevada assets for US$115 million (see news release dated August 7, 2025 - the transaction closed on October 1, 2025)
  US$139.2 million of debt retired, with conversion of September 2020 convertible notes
  Resource expansion and discovery drilling continues across the portfolio with significant activity in Newfoundland, Nicaragua, and Mesquite, and recently commenced exploration activity at Los Filos
  Positive exploration results during Q3 included:

- Resource-expansion drilling at El Limon Mine Complex yielding the highest-grade gold mineralization discovered to date on the property (36.77 g/t gold over 6.9 metres, 8.55 g/t gold over 14.6 metres and 10.19 g/t gold over 6.0 metres) (see news release dated July 28, 2025)

Q3 Greenstone Operational Details

During the quarter, open pit mining totaled 3.8 million ore tonnes at an average grade of 0.91 g/t gold and the mill processed 1.9 million tonnes of ore at an average grade of 1.05 g/t gold. The difference between mined grades and mill feed grades is primarily attributable to timing of stockpile movements.

Q3 2025 Conference Call Details

Equinox Gold will release its unaudited financial and operating results for the three and nine months ended September 30, 2025, on Wednesday, November 5, 2025, after market close. The Company will host a conference call and webcast to discuss the results the following morning on Thursday, November 6, 2025, commencing at 7:00am PT (10:00am ET). The webcast will be available for replay on Equinox Gold's website until May 6, 2026.

Conference call

Toll-free in U.S. and Canada: 1-833-752-3366

International callers: +1 647-846-2813

Webcast login

Equinox Gold | Financials

Qualified Person

The scientific and technical information contained in this news release was approved by David Schonfeldt, P. Geo., VP Mine Geology for Equinox Gold and a "Qualified Person" under National Instrument 43-101.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

Executive Vice President, Capital Markets

T: 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Information

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company's strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; expectations for Greenstone and Valentine operations, including achieving design capacity, anticipated production; production and cost guidance, potential future mining opportunities around Valentine and anticipated timing and development of Castle Mountain Phase 2, receipt of required approvals and permits, and effectiveness of the Fast-41 Program. Forward-looking Information is typically identified by use of words such as "will", "growth", "increase", "expect", "achieve", "anticipate", "deliver" and "target" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company's current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and  ramp up at Valentine; achieving design capacity at Greenstone; timely execution of the Aurizona expansion and Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules, expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with works, union and communities; maintenance of and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners.  While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.